Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.

Commission File No.: 001-14487

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY TELE NORTE LESTE PARTICIPAÇÕES S.A. RELATING TO THE PROPOSED MERGER OF TELE NORTE LESTE PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to the proposed merger (incorporação) of Tele Norte Leste Participações S.A. (“TNL”) with and into Brasil Telecom S.A. (“Brasil Telecom”).

In connection with the proposed merger of TNL into Brasil Telecom, TNL plans to cause Brasil Telecom to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of TNL, and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from TNL or Brasil Telecom.

EXHIBITS

Exhibit Number	Description of Document

1	Material Fact (Fato Relevante) dated August 26, 2011 filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation).

2	Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Tele Norte Leste Participações S.A. (English translation).

3	Minutes of the 397th Meeting of the Board of Directors of Tele Norte Leste Participações S.A. held on August 26, 2011 (English translation).